June 22, 2005

Mr. Craig Wilson

Senior Assistant Chief Accountant

United States

Securities and Exchange Commission

Washington, DC 20549

Filed by Edgar

Re:	Telos Corporation

Form 10-K for Fiscal Year Ended December 31, 2004

Form 10-Q for Fiscal Quarter Ended March 31, 2005

File No. 001-08443

Dear Mr. Wilson:

I am responding to your letter of June 14, 2005 addressed to John B. Wood, the President and Chief Executive Officer of Telos Corporation.

Your letter asks that we respond to your comments within ten business days, or tell you when we will provide you with a response. For the reasons set out below, we propose to complete our response and amendments on or before July 22, 2005.

A number of Telos senior executives, members of the Board of Directors and the Audit Committee, and our independent audit partners are engaged, or soon to be engaged, in a variety of travel commitments through July 8. Accordingly, Telos will not be able to have its senior executives and Board of Directors and Audit Committee members assembled to fully review, and to subsequently prepare a duly authorized reply to your letter until the week of July 11. At such time as the above referenced participants are assembled (after completing the various travel arrangements in which they are presently engaged or which they will soon commence), we believe we will be able to complete our reply within ten business days.

Please be assured that Telos has already commenced the process of addressing and analyzing the issues raised in your letter and is working diligently to assemble the information that is required in order to respond to your letter. Once Telos’ required participants are able to address these issues, hopefully by July 11, Telos will complete the process of review and timely submit its response and amendments. Telos takes its disclosure obligations very seriously, appreciates that the purpose of your review process is to assist Telos in its compliance with applicable disclosure requirements and to enhance the overall disclosure in Telos’ filings, and intends to be fully and promptly responsive to the issues that you raised in your letter.

If you have any questions, please feel free to contact the undersigned at 703-726-2270.

Yours sincerely,

Telos Corporation

/s/ Michael P. Flaherty
Michael P. Flaherty
Executive Vice President and General Counsel